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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                                )

Gevity HR, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

374393106

(CUSIP Number)

Karen C. Fanelli
Frontenac Company, L.L.C.
135 South LaSalle Street, Suite 3800
Chicago, Illinois 60603
(312) 368-0044

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Margaret A. Gibson, P.C.
Kirkland & Ellis
200 E. Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

June 6, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 16 Pages

CUSIP No. 374393106	13D	Page 2 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               Frontenac VIII Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

               00

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

               Delaware

	7.	Sole Voting Power
Number of		-0-

Shares	8.	Shared Voting Power

Beneficially		4,779,412 (See Item 5)

Owned by Each	9.	Sole Dispositive Power

Reporting		-0-

Person	10.	Shared Dispositive Power

With		3,722,426 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

               4,779,412 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

               18.48% (See Item 5)

14.	Type of Reporting Person (See Instructions)

               PN

CUSIP No. 374393106	13D	Page 3 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               Frontenac Masters VIII Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

               00

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

               Delaware

	7.	Sole Voting Power
Number of		-0-

Shares	8.	Shared Voting Power

Beneficially		4,779,412 (See Item 5)

Owned by Each	9.	Sole Dispositive Power

Reporting		-0-

Person	10.	Shared Dispositive Power

With		3,722,426 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

               4,779,412 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

               18.48% (See Item 5)

14.	Type of Reporting Person (See Instructions)

               PN

CUSIP No. 374393106	13D	Page 4 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               Frontenac VIII Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

               00

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

               Delaware

	7.	Sole Voting Power
Number of		-0-

Shares	8.	Shared Voting Power

Beneficially		4,779,412 (See Item 5)

Owned by Each	9.	Sole Dispositive Power

Reporting		-0-

Person	10.	Shared Dispositive Power

With		4,779,412 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

               4,779,412 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

               18.48% (See Item 5)

14.	Type of Reporting Person (See Instructions)

               PN

CUSIP No.	13D	Page 5 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               Frontenac Company VIII, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

               00

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

               Delaware

	7.	Sole Voting Power
Number of		-0-

Shares	8.	Shared Voting Power

Beneficially		4,779,412 (See Item 5)

Owned by Each	9.	Sole Dispositive Power

Reporting		-0-

Person	10.	Shared Dispositive Power

With		4,779,412 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

               4,779,412 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

               18.48% (See Item 5)

14.	Type of Reporting Person (See Instructions)

               OO

CUSIP No. 374393106	13D	Page 6 of 16 Pages

     Item 1. Security and Issuer.

     The class of equity security to which this statement relates is the common stock, par value $.01 per share (the “Common Stock”), of Gevity HR, Inc., a Florida corporation (the “Issuer”). The name and address of the principal executive offices of the Issuer are 600 301 Boulevard West, Suite 202, Bradenton, Florida 34205.

     Item 2. Identity and Background.

     (a)  Names of Reporting Persons: This statement on Schedule 13D (this “Statement”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”):

Frontenac VIII Limited Partnership (“Frontenac VIII”), a Delaware limited partnership, by virtue of its deemed beneficial ownership of 3,563,419 shares of Common Stock;

Frontenac Masters VIII Limited Partnership (“Frontenac Masters VIII”), a Delaware limited partnership, by virtue of its deemed beneficial ownership of 159,007 shares of Common Stock;

Frontenac VIII Partners, L.P. (“Frontenac VIII LP”), a Delaware limited partnership, by virtue of its being the general partner of each of Frontenac VIII and Frontenac Masters VIII;

Frontenac Company VIII, L.L.C. (“Frontenac VIII LLC”), a Delaware limited liability company, by virtue of it being the general partner of Frontenac VIII LP;

all of whom are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Statement as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

     Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

     Certain information required by this Item 2 concerning the executive officers and the directors of Frontenac VIII LLC is set forth on Schedule A attached hereto, which is incorporated herein by reference.

     (b)  Business Address: The address of the principal business office of each of the Reporting Persons is: 135 South LaSalle Street, Suite 3800, Chicago, Illinois 60603.

     (c)  Principal Occupation and the Name, Principal Business and Address of any Corporation or Organization: Each of the Reporting Persons is a private equity investment fund or a member of a private equity fund. Frontenac VIII and Frontenac Masters VIII are principally engaged in the business of investing in securities. Frontenac VIII LP is engaged primarily in the business of serving as the general partner for each of Frontenac VIII and Frontenac Masters VIII. Frontenac VIII LLC is engaged primarily in the business of serving as the general partner of Frontenac VIII LP. Dispositive and voting power of the securities owned by Frontenac VIII and Frontenac Masters VIII are shared by Frontenac VIII LP and Frontenac VIII LLC.

Page 6 of 16 Pages

CUSIP No. 374393106	13D	Page 7 of 16 Pages

     (d)-(e) Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

     None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: The information set forth in Item 2(a) of this Statement is hereby incorporated herein by reference.

     Item 3. Source and Amount of Funds or Other Consideration.

     On June 6, 2003, Frontenac VIII acquired 19,385 shares of Preferred Stock for an aggregate purchase price of $19,385,000 and Frontenac Masters VIII acquired 865 shares of Preferred Stock for $865,000. Each share of Preferred Stock is convertible at any time, at Frontenac VIII’s and Frontenac Masters VIII’s (respectively) option, into a number of shares of Common Stock equal to (i) the number of shares of Preferred Stock to be converted times $1,000, and (ii) divided by the conversion price then in effect. The terms upon which the Preferred Stock may be converted into Common Stock are set forth in the Articles of Amendment filed by the Issuer with the Secretary of State of the State of Florida on June 5, 2003 (the “Articles of Amendment”), which is attached hereto as Exhibit D and is incorporated herein by reference. At this time, the conversion price at which the shares of Preferred Stock may be converted into Common Stock is $5.44. As of June 6, 2003, the Preferred Stock owned by Frontenac VIII was convertible into 3,563,419 shares of Common Stock and the Preferred Stock owned by Frontenac Masters VIII was convertible into 159,007 shares of Common Stock. Frontenac VIII’s and Frontenac Masters VIII’s source of funds for these acquisitions of shares was capital contributions from each of their respective investors.

     The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

     Item 4. Purpose of Transaction.

     On June 6, 2003, the Issuer completed the issuance and sale of 30,000 shares of Preferred Stock to Frontenac VIII, Frontenac Masters VIII, SunTrust Equity Funding, LLC (“SunTrust”), BVCF IV, L.P. (“BVCF IV”) and C&B Capital, L.P. (“C&B,” and together with Frontenac VIII, Frontenac Masters VIII, SunTrust and BVCF IV, the “Investors,” and individually, an “Investor”) for an aggregate purchase price of $30 million. Pursuant to the terms of the Purchase Agreement, the Issuer intends to use a portion of the net proceeds to purchase from Charles S. Craig, one of the Issuer’s directors and founders, a sufficient number of Mr. Craig’s shares of Common Stock to reduce his beneficial ownership of the Issuer’s Common Stock below 10%, with the remainder of the net proceeds to be added to the Issuer’s unrestricted cash and available for general corporate purposes, which may include acquisitions.

     Purchase Agreement

     On April 24, 2003, the Issuer entered into a Preferred Stock Purchase Agreement with Frontenac VIII, Frontenac Masters VIII, SunTrust and BVCF IV, in the form attached hereto as Exhibit B (the “Purchase Agreement”). The Purchase Agreement was subsequently amended on June 3, 2003, pursuant

Page 7 of 16 Pages

CUSIP No. 374393106	13D	Page 8 of 16 Pages

to the First Amendment to the Purchase Agreement (the “First Amendment”) pursuant to which C&B was added as a party to the Purchase Agreement. A copy of the Purchase Agreement and the First Amendment are attached hereto as Exhibit B and Exhibit C, respectively, and incorporated herein by reference.

     Pursuant to the Purchase Agreement (as amended), the Investors agreed to purchase an aggregate of 30,000 shares of Preferred Stock for a purchase price of $1,000 per share of Preferred Stock, or $30.0 million in the aggregate. Except as otherwise required by law and the Voting Rights Letter Agreement (the “Voting Rights Letter Agreement”) (which is attached hereto as Exhibit G and incorporated herein by reference), the Preferred Stock will vote with the holders of the Issuer’s Common Stock on an as-if-converted basis on all matters. The terms of the Articles of Amendment provide that so long as Frontenac VIII and Frontenac Masters VIII (together, “Frontenac”), are the Majority Holders, the Issuer must obtain the approval of the Majority Holders prior to taking certain actions and corporate transactions, as set forth in the Articles of Amendment which is attached hereto as Exhibit D and incorporated herein by reference. Prior to transferring any shares of Preferred Stock, the transferring shareholder must give the Issuer the opportunity to make an offer for the shares of Preferred Stock. Generally, the term “Majority Holders” is defined to mean the holders of a majority of the then outstanding Preferred Stock, excluding any shares of Preferred Stock held by a holder or group of affiliated holders of less than 10% of the then outstanding Preferred Stock.

     The Articles of Amendment further provides that so long as Frontenac is the Majority Holder, the holders of the Preferred Stock, voting separately by one vote for each share of Preferred Stock, will be entitled to elect two directors (the “Series A Directors”) to serve as members of the Issuer’s board. The Series A Directors will not be divided into classes and will be in addition to the maximum number of directors who may be elected by the holders of the Issuer’s Common Stock. Additionally, the Articles of Amendment provides, in the event of certain circumstances, the holders of the Preferred Stock the right to elect an additional Series A Director.

     The right of holders of the Preferred Stock to elect the Series A Directors shall terminate on the earlier to occur of the date when Frontenac is no longer the Majority Holder and the date on which there are no shares of Preferred Stock outstanding. The preceding summary of the terms of the Purchase Agreement (as amended) and the Articles of Amendment is qualified in its entirety by reference to the detailed provisions of the Purchase Agreement, a copy of which is attached as Exhibit B; the First Amendment, a copy of which is attached as Exhibit C and the Articles of Amendment, a copy of which is attached as Exhibit D, and each are, respectively, incorporated herein by reference.

     Registration Rights Agreement

     On June 6, 2003, the Issuer entered into a Registration Rights Agreement in the form attached hereto as Exhibit E (the “Registration Rights Agreement”) with the Investors.

     The Registration Rights Agreement provides that the holders of at least a majority of the shares of Common Stock issued upon conversion of the Preferred Stock (the “Conversion Shares”) then outstanding may request up to three registrations under the Securities Act of all or any portion of their Conversion Shares on Form S-1 and the holders of at least 25% of the Conversion Shares then outstanding may request an unlimited number of registrations under the Securities Act of all or any portion of their Conversion Shares on Form S-3; provided, however, that the aggregate offering value of the Conversion Shares requested to be registered in any demand registration must equal at least $10 million for a registration on Form S-1 and at least $2 million for a registration on Form S-3. In addition, the Investors will have unlimited “piggyback” registration rights under which they will have the right to request that the Issuer register their Conversion Shares whenever the Issuer registers any of the Issuer’s

Page 8 of 16 Pages

CUSIP No. 374393106	13D	Page 9 of 16 Pages

securities under the Securities Act and the registration form to be used may be used for the registration of their Conversion Shares. Such “piggyback” registration rights will not be available if the piggyback registration is in connection with an underwritten registration and the managing underwriter concludes that including Conversion Shares owned by holders of “piggyback” registration rights would have an adverse impact on the marketing of the securities to be sold in the underwritten offering or for registrations undertaken because of a demand registration. The preceding summary of the terms of the Registration Rights Agreement is qualified in its entirety by reference to the detailed provisions of the Registration Rights Agreement, a copy of which is attached as Exhibit E and incorporated herein by reference.

     Co-Investment Agreement

     Pursuant to the terms of the Co-Investment Agreement, dated as of June 6, 2003 (the “Co-Investment Agreement”), by and among Frontenac VIII, Frontenac Masters VIII, SunTrust, BVCF IV and C&B, the Investors (other than BVCF IV) agreed to vote all of their respective shares of Preferred Stock on matters relating to (i) the designation, election and removal of the directors to be elected by the holders of the Preferred Stock (as described above) and (ii) the making of all other decisions and exercise of all other rights expressly granted to the Majority Holders, pursuant to the Purchase Agreement (as amended) or the Articles of Amendment, as directed by Frontenac. Additionally, Frontenac has agreed not to transfer any shares of Preferred Stock without providing “tag along” rights to the Co-Investors, and the Co-Investors must, in connection with a Change in Ownership, Fundamental Change or Organic Change (as such terms are defined in the Articles of Amendment attached hereto as Exhibit D and incorporated herein by reference) either convert their Preferred Stock or participate in and facilitate such transaction. The preceding summary of the Co-Investment Agreement is qualified in its entirety by reference to the detailed provisions of the Co-Investment Agreement, a copy of which is attached as Exhibit F and incorporated herein by reference.

     Except as set forth in this Item 4 and in Item 5 below, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Page 9 of 16 Pages

CUSIP No. 374393106	13D	Page 10 of 16 Pages

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

     Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future. In determining whether to sell their shares of the Issuer’s Common Stock or Preferred Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer, with any Investor or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

     The information set forth in Item 3 of this Statement is hereby incorporated herein by reference.

     Item 5. Interest in Securities of the Issuer.

     (a)  Amount Beneficially Owned: As of June 6, 2003, Frontenac VIII beneficially owned 3,563,419 shares of Common Stock (on an as-if converted basis as described in Item 3 above), constituting approximately 14.5% of the outstanding Common Stock of the Issuer. Also as of such date, Frontenac Masters VIII beneficially owned 159,007 shares of Common Stock (on an as-converted basis as described in Item 3), constituting approximately 0.75% of the outstanding Common Stock of the Issuer. Frontenac VIII LP, as the general partner of each of Frontenac VIII and Frontenac Masters VIII, and Frontenac VIII LLC, as the general partner of Frontenac VIII LP, may be deemed to beneficially own the 3,722,426 shares of Common Stock, the aggregate number of shares of Common Stock held by Frontenac VIII and Frontenac Masters VIII, constituting approximately 15.0% of the outstanding Common Stock of the Issuer.

     As a result of certain of the provisions contained in the Co-Investment Agreement, the Reporting Persons may be deemed to be the beneficial owner of the shares of Preferred Stock held by SunTrust and C&B (C&B, together with SunTrust, the “Co-Investors”). As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of an aggregate of 4,779,412 shares of Common Stock, which is the aggregate number of shares of Common Stock held by Frontenac VIII, Frontenac Masters VIII, SunTrust and C&B, constituting approximately 18.48% of the Common Stock outstanding on an as-if converted basis. The Reporting Persons expressly disclaim that they have agreed to act as a group with the Co-Investors. The paragraph below lists the names of each of the Co-Investors and the number of shares beneficially owned by each Co-Investor in which the Reporting Persons may be deemed to have beneficial ownership because of the Co-Investment Agreement.

     As of June 6, 2003, SunTrust beneficially owned 919,118 shares of Common Stock (on an as-if converted basis as described in Item 3 above), constituting approximately 4.18% of the outstanding Common Stock of the Issuer, and C&B beneficially owned 137,868 shares of Common Stock (on an as-if converted basis as described in Item 3 above), constituting approximately 0.65% of the outstanding Common Stock of the Issuer.

(b)	Number of shares of Common Stock of the Issuer as to which such person has:

Page 10 of 16 Pages

CUSIP No. 374393106	13D	Page 11 of 16 Pages

(i)	Sole power to vote or to direct the vote:

N/A

(ii)	Shared power to vote or to direct the vote:

Frontenac VIII	4,779,412 Shares
Frontenac Masters VIII	4,779,412 Shares
Frontenac VIII LP	4,779,412 Shares
Frontenac VIII LLC	4,779,412 Shares

(iii)	Sole power to dispose or to direct the disposition of:

N/A

(iv)	Shared power to dispose of or to direct the disposition of:

Frontenac VIII	3,727,426 Shares
Frontenac Masters VIII	3,727,426 Shares
Frontenac VIII LP	4,779,412 Shares
Frontenac VIII LLC	4,779,412 Shares

     The filing of this Statement by Frontenac VIII, Frontenac Masters VIII, Frontenac VIII LP and Frontenac VIII LLC shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d), 13(g) or any other Section of the Exchange Act, are the beneficial owners of any shares in which such Reporting Persons do not have a pecuniary interest.

     All of the percentages calculated in this Statement are based upon an aggregate of 21,086,736 shares outstanding as of May 9, 2003 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 15, 2003.

(c)	Transactions Within the Past 60 Days: Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)	Right to Receive or Power to Direct: Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock owned beneficially by any of the Reporting Persons.

(e)	Date Reporting Person Ceased to be 5% Beneficial Owner: Inapplicable.

Page 11 of 16 Pages

CUSIP No. 374393106	13D	Page 12 of 16 Pages

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except for the agreements described above or in response to Items 3, 4 and 5 of this Statement, which are hereby incorporated by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Statement and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholdings of proxies.

     Item 7. Material to be filed as Exhibits.

Exhibit A —	Joint Filing Agreement among the Reporting Person pursuant to Rule 13d-1(f) under the Exchange Act relating to the filing of this Statement.

Exhibit B —	Purchase Agreement (incorporated by reference from the Issuer’s Form 8-K filed on June 10, 2003)

Exhibit C —	First Amendment (incorporated by reference from the Issuer’s Form 8-K filed on June 10, 2003)

Exhibit D —	Articles of Amendment (incorporated by reference from the Issuer’s Form 8-K filed on June 10, 2003)

Exhibit E —	Registration Rights Agreement (incorporated by reference from the Issuer’s Form 8-K filed on June 10, 2003)

Exhibit F —	Co-Investment Agreement

Exhibit G —	Voting Rights Letter Agreement (incorporated by reference from the Issuer’s Form 8-K filed on June 10, 2003)

Page 12 of 16 Pages

CUSIP No. 374393106	13D	Page 13 of 16 Pages

SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2003

FRONTENAC VIII LIMITED PARTNERSHIP

	By: Its:	Frontenac VIII Partners, L.P. General Partner

	By: Its:	Frontenac Company VIII, L.L.C. General Partner

	By:	/s/ Karen C. Fanelli

/s/ Karen C. Fanelli, under Power of Attorney for Frontenac Company VIII, L.L.C.

FRONTENAC MASTERS VIII LIMITED PARTNERSHIP

	By: Its:	Frontenac VIII Partners, L.P. General Partner

	By: Its:	Frontenac Company VIII, L.L.C. General Partner

	By:	/s/ Karen C. Fanelli

/s/ Karen C. Fanelli, under Power of Attorney for Frontenac Company VIII, L.L.C.

FRONTENAC VIII PARTNERS, L.P.

	By: Its:	Frontenac Company VIII, L.L.C. General Partner

	By:	/s/ Karen C. Fanelli

/s/ Karen C. Fanelli, under Power of Attorney for Frontenac Company VIII, L.L.C.

FRONTENAC COMPANY VIII, L.L.C

	By:	/s/ Karen C. Fanelli

/s/ Karen C. Fanelli, under Power of Attorney for Frontenac Company VIII, L.L.C.

Page 13 of 16 Pages

CUSIP No. 374393106	13D	Page 14 of 16 Pages

Schedule A

Name of Person Filing; Citizenship:

     The following individuals are members of Frontenac Company VIII, L.L.C., the general partner of Frontenac VIII Partners, L.P., which is the general partner of each of Frontenac VIII Limited Partnership and Frontenac Masters VIII Limited Partnership:

Paul D. Carbery, member of Frontenac Company VIII, L.L.C., citizen of the United States

James E. Cowie, member of Frontenac Company VIII, L.L.C., citizen of the United States

James E. Crawford III, member of Frontenac Company VIII, L.L.C., citizen of the United States

Rodney L. Goldstein, member of Frontenac Company VIII, L.L.C., citizen of the United States

David S. Katz, member of Frontenac Company VIII, L.L.C., citizen of the United States

Martin J. Koldyke, member of Frontenac Company, VIII L.L.C., citizen of the United States

Martin Laird Koldyke, member of Frontenac Company VIII, L.L.C., citizen of the United States

Laura P. Pearl, member of Frontenac Company VIII, L.L.C., citizen of the United States

Jeremy H. Silverman, member of Frontenac Company VIII, L.L.C., citizen of the United Kingdom

Address of Principal Business Office:

135 S. LaSalle Street, Suite 3800 Chicago, IL 60603

Page 14 of 16 Pages

CUSIP No. 374393106	13D	Page 15 of 16 Pages

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

     In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned hereby agree as follows:

          (i) Each of the is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: June 16, 2003

FRONTENAC VIII LIMITED PARTNERSHIP

	By: Its:	Frontenac VIII Partners, L.P. General Partner

	By: Its:	Frontenac Company VIII, L.L.C. General Partner

	By:	/s/ Karen C. Fanelli

/s/ Karen C. Fanelli, under Power of Attorney for Frontenac Company VIII, L.L.C.

FRONTENAC MASTERS VIII LIMITED PARTNERSHIP

	By: Its:	Frontenac VIII Partners, L.P. General Partner

	By: Its:	Frontenac Company VIII, L.L.C. General Partner

	By:	/s/ Karen C. Fanelli

/s/ Karen C. Fanelli, under Power of Attorney for Frontenac Company VIII, L.L.C.

Page 15 of 16 Pages

CUSIP No. 374393106	13D	Page 16 of 16 Pages

FRONTENAC VIII PARTNERS, L.P.

By: Its:	Frontenac Company VIII, L.L.C. General Partner

By:	/s/ Karen C. Fanelli

/s/ Karen C. Fanelli, under Power of Attorney for Frontenac Company VIII, L.L.C.

FRONTENAC COMPANY VIII, L.L.C

By:	/s/ Karen C. Fanelli

/s/ Karen C. Fanelli, under Power of Attorney for Frontenac Company VIII, L.L.C.

Page 16 of 16 Pages